Exhibit 99.1

NEWS RELEASE

Endeavour Silver Options the Panuco and Laberinto Silver-Gold
Exploration Properties in Durango State, Mexico
______________________________________________________________________________

Vancouver, Canada – July 31, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announces that it has entered into two separate option and joint venture agreements to earn up to a 70% interest in the Panuco silver-gold exploration property from a private company, Arcelia Gold Corp., and a 75% interest in the Laberinto silver-gold exploration property from an NYSE-MKT-listed company, Avino Silver and Gold Mines Ltd.  Both properties are located about 60 kilometers (km) north-northeast of Durango City in Durango, Mexico.

The Panuco property covers 13,857 hectares along a 20 km length of the Sierra de la Silla mountain range at elevations of 2100 meters (m) to 2800 m and is readily accessed by paved and gravel roads about a 1 ½ hour drive from Durango City.   The Panuco property adjoins and is sandwiched between the La Preciosa property of Orko Silver to the southeast and the San Lucas property of Oremex Silver to the northwest.  Click here to view map:
http://www.edrsilver.com/s/panuco.asp?ReportID=999999999,496733&ReportIDRef=ZTHCHK1D6KY3

The Laberinto property covers 92 hectares and is surrounded by the Panuco property.  Because Laberinto falls within Arcelia’s area of influence with Endeavour, Endeavour’s interest in Laberinto will be subject to its joint venture interest with Arcelia.  Therefore, all Endeavour costs related to the Laberinto option will also apply to the Panuco option so that once Endeavour earns its interest in both properties, the Company’s net interest in Laberinto will be 52.5% and Arcelia’s net interest will be 47.5%.

Barry Devlin, Vice President of Exploration for Endeavour commented, “We think the Panuco and Laberinto properties have excellent exploration potential for both bulk tonnage, open pit and high grade, underground silver-gold deposits.  Panuco and Laberinto together represent another district scale, silver-gold exploration opportunity to add to Endeavour’s portfolio of exciting exploration properties.”

Panuco and Laberinto straddle the same regional northwest-trending fault structure that passes through and appears to be related to the silver-gold mineralization on the La Preciosa and San Lucas properties.  At Panuco, Arcelia has recognized, mapped and sampled on a reconnaissance scale a major low sulfidation, epithermal, multi-vein system with both bulk tonnage and high grade silver-gold potential.  At Laberinto, Avino previously conducted exploration along one vein with sub-economic results but the prospective alteration zone surrounding the vein remains to be tested.

Structurally, the properties cover a major northwest-trending, up-thrown horst block along the regional fault structure.  The horst block is mainly occupied by Tertiary rhyolite domes, flows and tuffs with minor andesite tuffs and conglomerates exposed at lower elevations.  The main historic mine workings and known mineralized veins, stockworks and breccias are located in rhyolites within the horst block.  Younger rhyolite ignimbrites and basalt flows lie on the flanks of and outside of the horst block.

Eight mineralized zones have been identified to date over a 5 km by 5 km area at the south end of the Panuco property.  Five vein-stockwork zones (Vibora, Corral, Laberinto, Varal and El Muerto) follow the main northwest trend and three vein-stockwork zones (Reina de Cobre, San Jacinto and El Placer) follow a transverse northeast trend.

At Laberinto, Avino drove an adit to explore one vein, the Veta Grande, in 1995.  Values of silver and gold were sub economic but the adit stopped approximately 300 meters short of reaching the main prospective high grade target mineralized zone.  Three drill holes were drilled below the adit to test the Veta Grande at depth but the results were inconclusive.

The mineralized vein-stockwork zones are typically marked by argillic alteration of the host rhyolites and strong silicification of the structures, including chalcedony with colloform banding and bladed quartz boiling textures and minor calcite, barite and fluorite characteristic of high level epithermal systems.  Ore minerals include iron, manganese and copper oxides, pyrite, galena, sphalerite and chalcopyrite.

Extensive rock chip sampling (350 samples) of the mineralized zones (typically 0.5 to 5.0 m widths) by Arcelia found highly anomalous gold and silver values in each of the eight prospect areas on the Panuco up to the following values:

Prospect	Gold (gpt)	Silver (gpt)
Varal	4.90	1100
Laberinto	4.38	50
Corral	2.84	124
Placer	5.1	695
San Jacinto	1.75	286
Muerto	0.06	451
Vibora	1.35	216
Reina de Cobre	1.69	49

Endeavour collected 19 rock chip samples (typically 0.1 to 3.0 m widths) at different locations from the mineralized zones.  The Arcelia gold and silver assays were generally confirmed, with sample highlights up to the following values:

Prospect	Gold (gpt)	Silver (gpt)
Corral	1.28	126
San Jacinto	0.69	337
Muerto	0.03	591
Vibora	0.16	159
Reina de Cobre	2.54	1363

In addition, the Panuco property includes the La Pena-El Nino properties (67 hectares) located inside the La Preciosa property of Orko about 1 km south-southwest of their large Martha silver vein discovery.

The La Pena silver vein is very similar to and sub-parallel to the veins of the La Preciosa deposit.  Arcelia rock samples taken across the vein exposures graded up to 180 gpt silver and a drill hole by Orko testing the La Pena vein at the La Pena western property boundary intersected 0.33 gpt gold and 84 gpt silver over 1.30 m true width, confirming the silver-bearing nature of the vein.

Endeavour plans to conduct systematic geologic mapping, sampling and trenching of the eight vein-stockwork zones at the south end of the Panuco property and on the Laberinto property in 2012.  A 50 line-km Controlled-source Audio-frequency Magneto-telluric (CSAMT) geophysical survey will also be carried out to trace the main mineralized structures along strike and at depth.   Additional reconnaissance work is also planned in order to map and sample the northern part of the huge Panuco property.

This work will be followed later this year by diamond drilling to evaluate both the bulk tonnage and high grade ore potential of the Panuco and Laberinto vein systems.

Endeavour has a first option to acquire a 51% interest in the Panuco property by paying US$145,000 to Arcelia before August 18, 2012 and completing staged expenditures totaling US$4 million by August 18, 2015.  A joint venture will then be formed with Endeavour as the operator and Endeavour will have a second option to acquire an additional 19% interest to increase its interest to 70% in the Properties by completing an NI 43-101 resource estimate and preliminary economic assessment on or before August 18, 2017 and completing a feasibility study on or before August 18, 2019.

Endeavour has an option to acquire a 75% interest in Laberinto by making annual cash payments totaling US$200,000 to Avino and completing staged expenditures of US$3 million over a 4 year period.  Upon exercise of the option, a joint venture will then be formed with Endeavour as the operator.

ENDEAVOUR SILVER CORP.
Per:
/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

Qualified Person - Barry Devlin, M.Sc., P.Geo., Vice President, Exploration is the Qualified Person who reviewed this news release and supervised the sampling programs at Panuco and Laberinto.  A Quality Control sampling program of reference standards, blanks and duplicates was used to ensure the integrity of all assay results.  All samples were shipped to the Inspectorate America sample preparation facility in Durango, Mexico and then to their Reno, Nevada analytical laboratory where they were dried, crushed, split and 50 gram pulp samples were prepared for analysis.  Gold and silver were determined by fire assay with an atomic absorption (AA) finish and other elements are determined by AA.

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Hugh Clarke, Vice President, Corporate Communications, or Lana McCray, Investor Relations
Toll free at 877-685-9775, Tel: (604) 685-9775, Fax: (604) 685-9744
Email hugh@edrsilver.com, or lmccray@edrsilver.com, Website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2012, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures, sustaining capital and working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.